EXHIBIT 4.18.2

May 16, 2007

CONFIDENTIAL

Access Integrated Technologies, Inc.

55 Madison Avenue

Suite 300

Morristown, NJ 07960

Dear Mr. Gajda:

Reference is made to that certain Stock Purchase Agreement, dated as of July 17, 2003 (the “Purchase Agreement”), by and among Access Integrated Technologies, Inc., a Delaware corporation (the “Company”), Hollywood Software, Inc., David Gajda (the “Holder”) and Robert Jackovich. Capitalized terms used and not defined in this letter agreement (this “Agreement”) shall have their respective meanings set forth in the Purchase Agreement.

In connection with consummation of the transactions contemplated by the Purchase Agreement, the Company issued a promissory note dated November 14, 2003 (the “Note”) payable to the Holder in the principal amount of $1,500,000.00, of which $906,290.27 of the principal amount has been paid by the Company as of March 31, 2007 (the latest quarterly payment date), leaving $593,709.73 outstanding as of May 16, 2007. The Company has agreed to issue 30,000 shares of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”) to the Holder in exchange for a $150,000 reduction of the outstanding principal amount of the Note to, $443,709.73. This results in a conversion rate of $5.00 per share. The recent trading history of AccessIT’s Common Stock on the NASDAQ Global Market since April 1, 2007, has ranged from $5.24 - $6.64. The discount reflected in the difference between the conversion rate and the market price is attributed to the fact that the shares will carry a restrictive legend, and Mr. Gajda’s position as an insider effectively limits the saleability of the stock.

In light of the foregoing, the Company and the Holder agree as follows:

1.        Simultaneously with the execution and delivery of this Agreement, (a) the Company is (i) issuing a new promissory note dated the date hereof to the Holder in the principal amount of $443,709.73, (ii) paying all interest on the Note accrued and unpaid as of the date hereof and (iii) instructing the transfer agent for the Common Stock to issue a certificate for 30,000 shares of Common Stock, which certificate shall bear a restrictive legend under the Securities Act of 1933, as amended (the “Securities Act”) and (b) the Holder is canceling and returning the Note to the Company.

2.            This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles that would require the application of the law of any other jurisdiction.

3.            This Agreement contains the entire understanding of the parties relating to the subject matter hereof and supersedes all prior discussions and writings between them. This Agreement may only be amended by a written instrument, signed by the duly authorized representatives of the Company and the Holder, that expressly amends this Agreement.

4.            This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns this Agreement.

5.            This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

6.            The parties agree that in any action regarding or related to this Agreement, the damages that may be awarded shall be limited to any actual damages suffered; provided, however, that IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION ANY CLAIM FOR LOSS OF PROFITS, LOST BUSINESS, OR LOST BUSINESS OPPORTUNITIES, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

7.            Holder acknowledges that (a) he has been given the opportunity to make such inquiries and investigations as Holder has deemed appropriate under the circumstances, and has been provided with all information about the Company and its business and finances as he has requested, (b) he has been advised by counsel of his own selection regarding the preparation, execution and delivery of this Agreement, (c) he is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, (d) he is acquiring the Common Stock for investment for his own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution of any part thereof, (e) he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of his acquisition of the shares of Common Stock hereunder and (f) he has the financial means to bear the risk of an investment in the shares of Common Stock. The Holder understands that the shares of Common Stock he is receiving have not been registered or qualified under the Securities Act or applicable state and other securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state and other securities laws.

If this correctly sets forth your understanding of our agreement, please indicate your acceptance and approval by signing in the space provided below.

Very truly yours,

ACCESS INTEGRATED TECHNOLOGIES, INC.

By:	/s/ A. Dale Mayo
A. Dale Mayo CEO

The above terms and conditions of this Letter Agreement are agreed to and accepted:

/s/ David Gajda
David Gajda